UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

GSI Commerce, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
3623 8G 102
(CUSIP Number)
Michael G. Rubin
935 First Avenue
King of Prussia, PA 19406
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 17, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Michael G. Rubin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF and OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐ Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0.

WITH	10	SHARED DISPOSITIVE POWER

		0.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ Not applicable.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

AMENDMENT NO. 8 TO SCHEDULE 13D
GSI COMMERCE, INC. f/k/a
GLOBAL SPORTS, INC. f/k/a RYKA INC.
This Amendment No. 8 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by MR Acquisitions, Inc. with the Securities and Exchange Commission on July 31, 1995 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 thereto filed on January 18, 2002, Amendment No. 2 thereto filed on January 29, 2002, Amendment No. 3 thereto filed on February 13, 2004, Amendment No. 4 thereto filed on June 30, 2005, Amendment No. 5 thereto filed on April 8, 2010, Amendment No. 6 thereto filed on March 28, 2011 and Amendment No. 7 filed on April 5, 2011. The Original Schedule 13D together with all amendments thereto are referred to collectively as the “Original Filing.” Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Filing.
Item 2. Identity and Background.
     Items 2(b) and 2(c) of the Original Filing are hereby amended and restated in their entirety as follows:
          (b) Residence or Business Address: The business address of Rubin is: Michael G. Rubin, 935 First Avenue, King of Prussia, PA 19406.
          (c) Principal Occupation/Business: Rubin is the Chief Executive Officer of NRG Commerce, LLC.
Item 4. Purpose of Transaction.
     Item 4 of the Original Filing is amended and supplemented to add the following information:
          On June 17, 2011, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (i) each issued and outstanding share of the Company’s Common Stock (other than shares held by Parent, Merger Sub, the Company or any of their respective subsidiaries or shares held by stockholders who have properly exercised and perfected appraisal rights under Delaware law) was canceled and converted into the right to receive $29.25 in cash, without interest (the “Merger Consideration”), (ii) any share of the Company’s Common Stock that was unvested or subject to a repurchase option, risk of forfeiture or other condition was converted into the right to receive the Merger Consideration, subject to certain restrictions, (iii) vested stock options and vested restricted stock units of the Company were converted into the right to receive an amount in cash and (iv) unvested stock options were converted into an option to purchase the Company’s Common Stock and unvested restricted stock units of the Company were converted into restricted stock units with the right to receive shares of Company’s Common Stock.
          At the effective time of the Merger, by virtue of the Merger, (i) each share of the Company’s Common Stock beneficially owned by Rubin was cancelled and converted into the right to receive the Merger Consideration and (ii) each vested stock option and vested restricted stock unit beneficially owned by Rubin was converted into the right to receive cash. As a result of these transactions, Rubin no longer beneficially owns any shares of the Company’s Common Stock.

          On June 17, 2011, immediately following the consummation of the Merger, Parent and Purchaser consummated the Stock Purchase and the other transactions contemplated by the Stock Purchase Agreement.
Item 5. Interest in Securities of the Issuer
Items 5(a), 5(b), 5(c) and 5(e) of the Original Filing are hereby amended and restated in their entirety as set forth below:
     (a) As a result of the transactions described in Item 4, as of June 17, 2011, Rubin no longer beneficially owns any shares of the Company’s Common Stock.
     (b) As a result of the transactions described in Item 4, as of June 17, 2011, Rubin no longer beneficially owns any shares of the Company’s Common Stock. As such, Rubin no longer has any voting or dispositive power over any shares of the Company’s Common Stock.
     (c) In addition to the transactions described in Item 4, on May 19, 2011, Rubin acquired 545,044 shares of the Company’s Common Stock from a grantor retained annuity trust for the benefit of Rubin and his daughter. As described in Item 4 of this Amendment, Rubin no longer owns these shares.
     (e) As a result of the transactions described in Item 4, as of June 17, 2011, Rubin ceased to be a beneficial owner of more than 5% of the Company’s Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.
Item 6 A. of the Original Filing is hereby amended and supplemented by adding the following information:
          The Voting and Support Agreement terminated effective as of June 17, 2011.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2011
/s/ Michael G. Rubin
Michael G. Rubin